UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 19, 2021

Bluescape Opportunities Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39666	98-1547348
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Crescent Court, 19th Floor Dallas, Texas	75201
(Address of principal executive offices)	(Zip Code)

(469) 398-2200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	BOAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	BOAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	BOAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report.

In connection with the preparation of Bluescape Opportunities Acquisition Corporation’s (“the Company”) financial statements as of September 30, 2021, management identified errors made in its historical financial statements where the Company improperly classified some of its Class A common stock subject to possible redemption. In accordance with ASC 480-10-S99, redemption provisions not solely within the control of the Company would require common stock subject to redemption to be classified outside of permanent equity. The Company had previously classified some Class A common stock shares in permanent equity. The Company previously determined the Class A ordinary shares subject to possible redemption cannot result in net tangible assets being less than $5,000,001. However, management has since determined that all Class A ordinary shares issued during the Initial Public Offering and pursuant to the exercise of the underwriters’ overallotment can be redeemed subject to the occurrence of future events considered outside the Company’s control. Therefore, management concluded that temporary equity should include all Class A ordinary shares subject as temporary equity subject to possible redemption. As a result, management has noted a classification error related to temporary equity and permanent equity. This resulted in an adjustment to the initial carrying value of the Class A ordinary shares subject to possible redemption with the offset recorded to additional paid-in  capital (to the extent available), accumulated deficit and Class A ordinary shares. Management concluded that the error was material to the previously issued financial statements, and elected to correct the error in connection with the preparation of the Company’s financial statements as of September 30, 2021.

On November 19, 2021, the Audit Committee, based on the recommendation of, and after consultation with, management, concluded that, it is appropriate to restate the Company’s previously issued audited financial statements for the period from July 9, 2020 (inception) through June 30, 2021 (the “Relevant Periods”). Considering such restatement, financial statements for the Relevant Periods should no longer be relied upon due to changes required to reclassify all of the Class A ordinary shares as temporary equity subject to possible redemption being equal to their redemption value. The Company included the restated audited financial statements for the Relevant Periods in its September 30, 2021 Form 10-Q. The Company will file a Form 10-K/A for the year ended December 31, 2020 to reflect the restatement of the Class A common stock as of and for the year ended December 31, 2020 as soon as practicable.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Current Report on Form 8-K pursuant to this Item 4.02 with the Independent Accountants.

The Company's management has concluded that in light of the classification error described above, a material weakness exists in the Company's internal control over financial reporting and that the Company's disclosure controls and procedures were not effective for the restated periods presented in the September 30, 2021 10-Q. The Company's remediation plan with respect to such material weakness is described in more detail in the September 30, 2021 Form 10-Q.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bluescape Opportunities Acquisition Corp.

Date: November 19, 2021	By:	/s/ C. John Wilder
	Name:	C. John Wilder
	Title:	Chief Executive Officer